

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2014

Via E-mail
Mr. Jimmy Yee
Chief Financial Officer
GEO JS Tech Group Corp.
6360 Corporate Drive
Houston, Texas 77036

> **Re: GEO JS Tech Group Corp.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed February 18, 2014**
> **File No. 333-190941**

Dear Mr. Yee:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Business page 19

1. We note your disclosure regarding mining title right and legal title for your Mexican properties. Please further clarify the difference between mining title right and legal title in Mexico. Include in your response a discussion of the activities you are able to perform on your properties in Mexico with mining title rights and/or legal title.

2. We note your response to comment 2 from our letter dated February 7, 2014. We are unable to read the figure on page 27 of your disclosure and it appears that this figure contains sample results. Please advise.

3. Please clarify your interest in the El Sara property. Your disclosure on page 21 indicates that the joint venture for development of the property is divided between Geo Tech (50%) and Canaan Mining (50%). You also refer to Jamison Wong, who owns Canaan Mining, as your joint venture partner on page 30. It is unclear why you do not discuss this

relationship under Joint Ventures or attach the joint venture agreement as an exhibit in accordance with Item 601(b)(10) of Regulation S-K. Please revise or advise.

Joint Ventures, page 20

4. We note your revised disclosure in response to comment 6 from our letter dated February 7, 2014 and we reissue the comment. In this regard, it remains unclear why you continue to state that you have acquired legal title to the Marias project but do not address the $100,000 deposit still required in order to acquire the remaining 50% land title. Please revise to reconcile the statements or advise.

Financial Statements

Interim Financial Statements for the nine Months Ended December 31, 2013 and 2012

Notes to Financial Statements

Note 9. Concentrations, page F-16

5. Please revise to expand your disclosures to include dependence on major customers and major suppliers during the nine months ended December 31, 2013 and 2012 as required by FASB ASC 275-10-50-16 and 280-10-50-42.

Exhibit 23.1

6. We note the consent refers to the financial statements as of March 2013 and 2012. Please direct your auditor to revise its consent to make reference to the appropriate period of financial statements consistent with the audit report included on page F-3.

You may contact Suying Li at (202) 551-3335 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610, if you have questions regarding engineering comments. Please contact Erin Wilson at (202) 551-6047 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: Leonard E. Neilson, Esq.
     Leonard E. Neilson, P.C.